

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2021

Rick Gaenzle
Chief Executive Officer
Perception Capital Corp. II
315 Lake Street East, Suite 301
Wayzata, MN 55391

> **Re: Perception Capital Corp. II**
> **Draft Registration Statement on Form S-1**
> **Submitted February 16, 2021**
> **CIK No. 0001844149**

Dear Mr. Gaenzle:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted February 16, 2021

General

1. We note the public and private warrants will become exercisable 30 days after the completion of your initial business combination. Given the warrants could become exercisable within one year and, therefore, are considered immediately exercisable, it appears that an offering of both the overlying and underlying securities may be taking place at this time. Accordingly, please add the underlying shares of common stock to the transaction covered by the registration statement, or tell us why you believe this is not required. Please refer to Securities Act Sections Compliance and Disclosure Interpretation Question 103.04 for additional guidance.

Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Gregg A. Noel, Esq.